SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                                 Amendment No. 5

                    Under the Securities Exchange Act of 1934

                           D & E Communications, Inc.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.16 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)

                                    232860106
                                 --------------
                                 (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

[   ]        Rule 13d-1(b) (Qualified Investor)

[   ]        Rule 13d-1(c) (Passive Investor)

[ X ]        Rule 13d-1(d) (Exempt Investor)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 232860106                   13G                    Page 2 of 6 Pages



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   1   NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

       Anne B. Sweigart


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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (See Instructions)                               (a)  [   ]
                                                             (b)  [ X ]


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   3   SEC USE ONLY




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   4   CITIZENSHIP OR PLACE OF ORGANIZATION

            United States


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   NUMBER OF      5    SOLE VOTING POWER                           3,097*
     SHARES
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER                     2,951,545
      EACH
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER                    343,046
      WITH
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER                   38,777


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   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON                                          345,843

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  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES         X
       CERTAIN SHARES (SEE INSTRUCTIONS)


--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)            4.7%


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  12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                   IN


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*The Reporting Person has the right to retain 300 shares free from any restrictions on voting and disposition imposed under the Voting Trust Agreement dated Novembr 19, 1992 (as amended on December 31, 1995). In addition, the Reporting Person also retains the right to vote all shares held in her name in the Issuer's Employee Stock Purchase Plan, Employee Stock Ownership Plan or Dividend Reinvestment Plan.

Item 1 (a)   Name of Issuer:

             D & E Communications, Inc.

Item 1 (b)   Address of Issuer's Principal Executive Offices:

             124 East Main Street, P.O. Box 458, Ephrata, PA 17522-0458

Item 2 (a)   Name of Person Filing:

             Anne B. Sweigart

Item 2 (b)   Address of Principal Business Office or, if none, Residence:

             150 East Main Street, Ephrata, PA 17522

Item 2 (c)   Citizenship:

             United States

Item 2 (d)   Title of Class of Securities:

             Common Stock, Par Value $.16 Per Share

Item 2 (e)   CUSIP Number:

             232860106

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

             Not Applicable

Item 4. Ownership.

       (a)   Amount Beneficially Owned:

             345,843 shares

       (b)   Percent of Class:

             4.7%

       (c)   Number of shares as to which such person has:

               (i)   sole power to vote or to direct the vote:

                     3,097 shares

               (ii)  sole power to vote or to direct the vote:

                     2,951,545 shares

               (iii) sole power to dispose or to direct the disposition of:

                     343,046 shares

     Mrs. Sweigart and certain other shareholders of the issuer are parties to a Voting Trust Agreement, dated as of November 19, 1992, and amended as of December 31, 1995 ("Voting Trust"), pursuant to which the Voting Trustees named therein have the right to exercise shared voting power on all matters submitted to the Issuer's shareholders for a vote, but not investment power with respect to such shares. Mrs. Sweigart is a voting trustee of the Voting Trust and therefore exercises shared voting powers with the other trustees over the shares referenced in Item 4(c)(ii) but exercises sole investment power with respect to shares referenced in Item 4(c)(iii). Mrs. Sweigart disclaims beneficial ownership of the shares referenced in Item 4(c)(ii). By its terms, the Voting Trust Agreement expires November 17, 2002.

               (iv)  shared power to dispose or to direct the disposition of:

                     38,777 shares

     Mrs. Sweigart is co-trustee of a separate trust which also owns shares which have been contributed to the Voting Trust, and as such, she exercises shared investment power, but not voting power, with respect to such shares. Mrs. Sweigart disclaims beneficial ownership of these shares.


Item 5. Ownership of Five Percent or Less of a Class

     This statement is being filed to report the fact that as of the date hereof, the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities.


Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

        Not Applicable


Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

        Not Applicable

Item 8.  Identification and Class of Members of the Group.

         Not Applicable

Item 9.  Notice of Dissolution of Group.

         Not Applicable

Item 10. Certification.

         Not Applicable

Exhibits

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 1999
---------------------------------------------
Date

/s/ Anne B. Sweigart
---------------------------------------------
Signature

President and Chief Executive Officer
---------------------------------------------
Title